EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES

FIRST SHIPMENT OF SYNTHETIC CRUDE OIL FROM HORIZON

CALGARY, ALBERTA – MARCH 20, 2008 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) is pleased to provide an update on Horizon Oil Sands (“Horizon”).

On March 18th, 2009, Canadian Natural commenced first shipment of synthetic crude oil from Horizon to the sales pipeline. This is the next major milestone achieved by Canadian Natural after previously announcing first production of synthetic crude oil on February 28, 2009. Horizon is located 70 kilometers north of Fort McMurray and includes a surface oil sands mining and bitumen extraction plant with on-site bitumen upgrading and associated infrastructure to produce synthetic crude oil.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED

2500, 855 – 2nd Street S.W.

Calgary, Alberta

T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President and Chief Operating Officer	DOUGLAS A. PROLL Chief Financial Officer and Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance and Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.